Prior to the open of business on March 24, 2003, CGF ("Acquiring Fund") acquired all the net assets of JPMorgan H&Q Technology Fund (the
"Target Fund"). This reorganization was pursuant to the Reorganization Plan approved by the Target Fund's shareholders on February 13, 2003.
The transactions were structured for tax purposes to qualify as tax-free reorganizations under the Internal Revenue Code. Under the Reorganization Plan, shareholders of the Target Fund received shares in the Acquiring Fund with a value equal to their holdings in the Target Fund.